Exhibit 12.1

CORNING INCORPORATED AND SUBSIDIARY COMPANIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(In millions, except ratios)

	30-Sep 2017	30-Jun 2017	31-Dec 2016	31-Dec 2015	31-Dec 2014	31-Dec 2013	31-Dec 2012
Income before income taxes	1,091	612	3,692	1,486	3,568	2,473	1,975
Adjustments:
Equity earnings of equity affiliates	(148)	(117)	(284)	(299)	(266)	(547)	(810)
Distributed income of equity affiliates	101	67	85	143	1,704	629	1,089
Net Income attributable to noncontrolling interest	13	9	10	10	3	0	(5)
Amortization of capitalized interest	0	0	0	0	0
Fixed charges net of capitalized interest	145	96	195	171	159	148	138

Income (loss) from continuing operations before taxes and fixed charges as adjusted	1,202	667	3,698	1,511	5,168	2,703	2,387

Fixed charges:
Interest expense included in income (loss)	136	89	179	172	160	153	181
Portion of rent expense which represents interest factor	33	21	35	31	36	28	27
Amortization of debt costs	3	2	4	3	3	2	4

Total fixed charges	172	112	218	206	199	183	212

Capitalized interest	(27)	(16)	(23)	(35)	(40)	(35)	(74)

Total fixed charges net of capitalized interest	145	96	195	171	159	148	138

Total fixed charges	172	112	218	206	199	183	212

Preferred stock dividends grossed up to a pre-tax basis	87	57	98	109	136	—	—

Combined fixed charges and preferred stock dividends	259	169	316	315	335	183	212

Ratio of earnings to fixed charges	7.0x	6.0x	17.0x	7.3x	26.0x	14.8x	11.3x

Ratio of earnings to combined fixed charges and preferred stock dividends	4.6x	3.9x	11.7x	4.8x	15.4x	14.8x	11.3x